SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. __)1

Blue Dolphin Energy Company
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

095395307
(CUSIP Number)

Blue Dolphin Energy Company 801 Travis Street Suite 2100 Houston, Texas 77002 Attention: Jennifer Harvey (713) 568-4725

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 15, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

Page 1 of 8 Pages

CUSIP No. 095395307	13D	Page 2 of 8 Pages

1. Names of Reporting Persons.
Lazarus Energy Holdings, LLC [33-1132872]

2. Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐

3. SEC Use Only
4. Source of Funds OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 0

8. Shared Voting Power 8,426,456 shares of Common Stock

9. Sole Dispositive Power 0

10. Shared Dispositive Power 8,426,456 shares of Common Stock

11. Aggregate Amount Beneficially Owned by Each Reporting Person
8,426,456 shares of Common Stock
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11) 80.0%

14. Type of Reporting Person OO

CUSIP No. 095395307	13D	Page 3 of 8 Pages

1. Names of Reporting Persons.
Jonathan P. Carroll

2. Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐

3. SEC Use Only
4. Source of Funds OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 142 shares of Common Stock

8. Shared Voting Power 8,426,456 shares of Common Stock

9. Sole Dispositive Power 142 shares of Common Stock

10. Shared Dispositive Power 8,426,456 shares of Common Stock

11. Aggregate Amount Beneficially Owned by Each Reporting Person
8,426,598 shares of Common Stock
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11) 80.0%

14. Type of Reporting Person IN

CUSIP No. 095395307	13D	Page 4 of 8 Pages

Item 1.                                Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.01 (the “Common Stock”), of Blue Dolphin Energy Company, a Delaware corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 801 Travis Street, Suite 2100, Houston, TX 77002.

Item 2.                                Identity and Background.

This Schedule 13D is being filed by and on behalf of Lazarus Energy Holdings, LLC, a Delaware limited liability company (“LEH”), and Jonathan P. Carroll, an individual resident of the State of Texas (“Carroll”).  Carroll is a director and a member of LEH.  LEH and Carroll are collectively referred to herein as the “Reporting Persons” and individually as a “Reporting Person.”

LEH is a limited liability company organized under the laws of the State of Delaware.  Its principal business is to make and manage investments.

Carroll is a citizen of the United States of America.  Carroll is actively engaged in the business of refining, distributing and marketing oil and gas as well as the business of capital management.

The address of the principal office of the Reporting Persons is 801 Travis Street, Suite 2100, Houston, TX 77002.

During the last five years, the Reporting Persons have not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

Item 3.                                Source and Amount of Funds or Other Consideration.

On July 22, 2011, the Issuer entered into a Purchase and Sale Agreement (the “PSA”) with LEH and LEH’s wholly-owned subsidiaries (the “Lazarus Entities”) to acquire one hundred percent (100%) of the issued and outstanding membership interests of Lazarus Energy, LLC, a Delaware limited liability company (“LE”).  LE’s primary asset is the 56-acre Nixon Crude Oil Processing Facility.

On February 15, 2012, the Issuer acquired LE and issued, in reliance on the exemption provided by Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”), 8,393,560 shares of Common Stock, subject to anti-dilution adjustments, to LEH as consideration for LE (the “Original BDEC Shares”). Additionally, on  February 21, 2012, pursuant to the anti-dilution provisions contained in the PSA, and in reliance on the  exemption provided by Section 4(2) of the Securities Act, the Issuer issued 32,896 shares of Common  Stock to LEH (the “Anti-Dilution Shares” and together with the Original BDEC Shares, the “BDEC  Shares”).  As a result of the Issuer’s issuance of the BDEC Shares, LEH owns eighty percent (80%) of the Issuer’s issued and outstanding Common Stock.

CUSIP No. 095395307	13D	Page 5 of 8 Pages

In 2009, separate and apart from the issuance of the BDEC Shares, Carroll acquired 142 shares of Common Stock for his own account on the open market (the “Carroll Shares”).

Item 4.                                 Purpose of the Transaction.

The Reporting Persons hold the BDEC Shares as reported herein for investment purposes.

Carroll holds the Carroll Shares as reported herein for investment purposes.

The issuance of the BDEC Shares resulted in a change in control of the Issuer. Further, pursuant to the terms of the PSA, the composition of the Issuer’s Board of Directors and management changed as follows:

Resignations

In connection with the issuance of the BDEC Shares, Harris A. Kaffie resigned as a director of the Issuer effective February 15, 2012.  Mr. Kaffie had served on the Audit Committee and Compensation Committee of the Issuer’s Board of Directors.

Further, in connection with the issuance of the BDEC Shares, Erik Ostbye resigned as a director of the Issuer effective February 15, 2012.  Mr. Ostbye had served on the Audit Committee of the Issuer’s Board of Directors.

In addition, in connection with the issuance of the BDEC Shares, Ivar Siem resigned as Chief Executive Officer, President and Secretary of the Issuer effective February 15, 2012.  Mr. Siem was also serving as the Issuer’s Principal Executive Officer at the time of his resignation.  Mr. Siem will remain as the Chairman of the Issuer’s Board of Directors.

 Appointments

Effective February 15, 2012, Carroll assumed the role of Chief Executive Officer and President of the Issuer.  Carroll will serve as the Issuer’s Principal Executive Officer.

Effective February 15, 2012, Mr. A. Haag Sherman was appointed to the Issuer’s Board of Directors.

Effective February 15, 2012, Mr. Herbert N. Whitney was appointed to the Issuer’s Board of Directors.

Other than as described above, the Reporting Persons have no plans or proposals which relate to, or may result in, any of the matters listed in items 4(a)-(j) of Schedule 13D.

CUSIP No. 095395307	13D	Page 6 of 8 Pages

Item 5.                                Interest in Securities of the Issuer.

(a)           The Reporting Persons beneficially own 8,426,598 shares of Common Stock, which represents 80.0% of the outstanding Common Stock.

(b)           The Reporting Persons share the power to vote or direct the vote of the BDEC Shares.  The Reporting Persons share the power to dispose or direct the disposition of the BDEC Shares.  Carroll has the sole power to vote or direct the vote of the Carroll Shares.  Carroll has the sole power to dispose or direct the disposition of the Carroll Shares.

(c)           Not applicable.

(d)           Not applicable.

(e)           Not applicable.

Item 6.                                Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable.

Item 7.                                Material to be Filed as Exhibits.

The Joint Filing Agreement attached hereto as Exhibit A.

CUSIP No. 095395307	13D	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:           February 27, 2012

LAZARUS ENERGY HOLDINGS, LLC

By:             _____________________________
Name:             _____________________________
Title:             _____________________________

_______________________________________
JONATHAN P. CARROLL

CUSIP No. 095395307	13D	Page 8 of 8 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D dated February 27, 2012 relating to the common stock, par value $0.01, of Blue Dolphin Energy Company shall be filed on behalf of the undersigned.

LAZARUS ENERGY HOLDINGS, LLC

By:             _____________________________
Name:             _____________________________
Title:             _____________________________

_______________________________________
JONATHAN P. CARROLL